
December 15, 2020

Scott A. Cottrill
Chief Financial Officer
ADVANCED DRAINAGE SYSTEMS, INC.
4640 Trueman Boulevard
Hilliard, Ohio 43026

> **Re: ADVANCED DRAINAGE SYSTEMS, INC.**
> **Form 10-K For the Year Ended March 31, 2020**
> **Filed June 1, 2020**
> **File No. 001-36557**

Dear Mr. Cottrill:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K For the Year Ended March 31, 2020

Notes to Consolidated Financial Statements
Note 12 – Business Segment Information, page F-55

1. We note that Allied Products & Other segment which includes Allied Products and all other business segments represents 24% of total revenue during FY20. Please tell us and disclose whether Allied Products or any other business segment exceeds the quantitative thresholds for separate segment reporting set forth in ASC 280-10-50-12 for the periods presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact

Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing